

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 5/31/12

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	31
2011 Turnover:	44%
Net Assets:	$12.2 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you!
Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

Dialing Out of Africa

Investing in the Emerging African Telecommunications Market



In 1998, fewer than 4 million Africans used a mobile phone. Today that number is over 500 million[1] and has room to grow. According to the BBC, mobile phone usage rates in Africa hover around 65% versus roughly 85% globally. Internet access poses a similar opportunity: fewer than 10% of Africans have internet access, lagging both the world average of 30% and the developing-country average of 21%.[2]

As investors, we see an opportunity in the African mobile telecommunications marketplace.

Beyond Phone Calls:

Mobile phone growth could ripple positively throughout the African economy, particularly with today's internet-capable smartphones. For example, much of Africa's rural population has little to no access to bricks-and-mortar banks- the equivalent of $2 billion is kept under mattresses in South Africa alone, according to mobile payment firm, Wizzit.[3]

Transferring these assets to banks and giving Africans the ability to control them with mobile devices and smart phones could have a significant economic impact. In fact, an 2005 analysis by the London Business School found that an additional ten mobile phones per 100 people in a developing country boosts GDP by half of a percent.[4]

Value Investment Opportunities:

At the Mundoval Fund, we seek to buy cash-earning businesses at a good price. In the African mobile telecommunications market, we believe MTN Group offers a solid value for the long-term investor. MTN Group provides both mobile and fixed telecom

and broadband services to much of the growing African and the Middle Eastern markets. Further, MTN Group has generated positive free cash flow for the past 10 years and boasts a healthy 4.2% dividend yield (by comparison, the 10-year treasury yield was 1.56% on May 31).

Owning a cash-generative business in an expanding marketplace is a combination we believe can contribute positively to the Mundoval Fund over the long term.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

1. "Africa's Mobile Economic Revolution," by Killian Fox, The Guardian, July 2011. 2. "Africa's Mobile Phone Industry Booming," BBC News Africa, November 2009. 3. "Mobile Africa Report 2011: Regional Hubs of Excellence and Innovation," by Dr. Madanmohan Rao, MobileMonday. 4. "The Impact of Telecoms on Economic Growth in Developing Countries," by Leonard Waverman et. al., London Business School, 2005.